Exhibit 99.1

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES ANNOUNCES PROGRESS AND PLANS

AT SAN JOSE MINE

SPOKANE, WA – August 15, 2007 – Minera Andes (TSX: MAI and US OTC: MNEAF) reports that the board of Minera Santa Cruz (“MSC”), a joint venture company owned 49% by Minera Andes and 51% by a wholly-owned subsidiary of Hochschild Mining plc (‘Hochschild”) (London Stock Exchange, LSE: HOC), the project operator, has made the formal decision to double production capacity from 750 tonnes per day (tpd) to 1,500 tpd at the San José mine in southern Argentina. The cost of the expansion will be financed primarily from cash flow from the existing mine and unsecured local bank financing.

The San José mine celebrated its inaugural ceremony in June 2007 and the first production of gold and silver came from the mine in July 2007. During construction approximately 1,100 people were working at the site and now that construction is complete the mine is staffed by approximately 450 personnel. We anticipate full commercial production to be achievable within six to twelve months.

Planning ahead for expansion while constructing the current mine, mill capacity was designed to be scaleable from 750 tpd to 1,500 tpd. In anticipation of possible production growth, some equipment with expanded capacity has already been installed. Surface facilities have also been expanded and upgraded. With the decision to expand the operations it will be necessary to add more equipment and infrastructure to handle increased production. An independent economic analysis on the expansion plans will be provided to the partners by MSC.

An exploration drilling program is underway and is designed to test new targets and to develop new reserves and resources on the property to increase mine life and facilitate the expansion of production at the San José project. Over eight thousand meters of drilling have been completed on this program to date and assays are pending. In addition, a new NI 43-101 technical report that adds the Kospi vein to the San José resources is to be completed shortly.

Construction completion of the 750 tpd operation is currently estimated to cost $94.1 million, plus value added tax (IVA). Pre-completion mine expansion costs and costs related to the change in scope to the original mine plan incurred to date are approximately $11 million, plus IVA. At the end of the second quarter of 2006, when the decision to place the mine into production, Minera Andes reported the mine cost was estimated at $78.3 million, plus IVA. The amounts paid for IVA tax are refundable to MSC ratably based on production.

The 20% cost increase for completing construction of the mine arises from increases due to inflation of equipment and materials costs, construction delays, and increased contractor costs. Mine expansion costs and costs related to the change in scope to the original mine plan of approximately $11 million include the expansion of facilities, purchase of over-dimensioned equipment, mining engineering studies for the Kospi vein, the commencement of construction of the ramp for the Kospi vein, and additional underground workings. Also the processing operation at the mine is using an intensive leaching reactor (ILR), in lieu of the Merryl-Crowe plant described in the 2005 feasibility study.

The current project loan facility for $61 million with Hochschild was expanded to $65 million at the end of the second quarter of 2007 to cover additional mine completion costs and we are currently finalizing the terms and conditions of the formal loan documentation. The loan will be repaid from MSC cash flow and there is no hedging of the project’s gold and silver production (which had been required under the previously arranged bank financing facility). To accelerate the mine expansion and provide necessary funds from mine cash flow, Hochschild has agreed to extend the payback of the project loan facility until after completion of the expansion (except for expected repayment of $4 million from the proceeds of local bank loans to MSC in October, 2007). MSC estimates completion of the mine expansion is expected to occur in late 2008.

Minera Andes is currently in discussions with Hochschild as to the timing and amounts of the additional financing to be put into MSC for the cost overruns and sustaining capital while the mine ramps up production. Separately, Minera Andes will be paying a cash call of $4.9 million during September from its own resources.

Minera Andes is a gold, silver and copper exploration company working in Argentina. The Corporation holds about 410,000 acres of mineral exploration land in Argentina including the co-owned San José silver/gold mine that has started initial production. Minera Andes is also exploring the Los Azules copper project in San Juan province, where an exploration program is underway to define a resource. Other exploration properties, primarily silver and gold, are being evaluated in southern Argentina. The Corporation presently has 166,700,767 shares issued and outstanding.

Allen V. Ambrose, Minera Andes’ President, who is an appropriately qualified person as defined by National Instrument 43-101, has reviewed the information used in this news release.

This news release is submitted by Allen V. Ambrose, President and Director of Minera Andes Inc.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site: www.minandes.com.

Spokane Office	Vancouver Office
111 East Magnesium Road; Ste. A	911-470 Granville Street
Spokane, WA 99208 USA	Vancouver, B.C. V6C 1V5
Phone: (509) 921-7322	Phone: (604) 689-7017; 877-689-7018
E-mail: info@minandes.com	E-mail: ircanada@minandes.com

Caution Concerning Forward-Looking Statements:

This press release contains certain “forward-looking statements”, including, but not limited to, the statements regarding the Company’s strategic plans, evolution of mineral resources and reserves, work programs, development plans and exploration budgets at the Company’s San José Project. Investors should be aware that the introduction of new technology such as ILR can create added risk in achieving metallurgical performance. The forward-looking statements express, as at the date of this press release, the Company’s plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. In particular, there can be no assurance that commercial production at the San José mine will be achieved on a timely basis, or at all, that production capacity at the San José mine will be successfully increased, that resources and reserves at the San José mine will be increased or that Minera Andes will successfully raise the funds necessary to maintain its interest in the San José mine. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks. Reference is made to the risk factors and uncertainties described in the Company’s continuous disclosure record, a copy of which is available under the Company’s profile at www.sedar.com. In addition, Minera Andes’ joint venture partner, a subsidiary of Hochschild Mining plc, and its affiliates do not accept responsibility for the use of project data or the adequacy or accuracy of this release.

Cautionary Note to U.S. Investors:

The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits with “mineral reserves” that a company can economically and legally extract or produce. We use certain terms in this press release, such as “mineral resources”, that the SEC guidelines strictly prohibit us from including in our filings with the SEC.